PRESS RELEASE July 13, 2026

Share buybacks in Ericsson during the period
July 6 - July 10, 2026
During the period July 06 - July 10, 2026, Telefonaktiebolaget LM Ericsson (publ)
("Ericsson") (LEI code 549300W9JLPW15XIFM52) repurchased own Class B shares (ISIN:
SE0000108656) as follows:

Date	Aggregated daily volume (number of shares)	Weighted average share price per day (SEK)	Total daily transaction value (SEK)
06/07/2026	500,000	107.0879	53,543,950.00
07/07/2026	600,000	106.2068	63,724,080.00
08/07/2026	500,000	104.6131	52,306,550.00
09/07/2026	404,354	109.2489	44,175,229.71
10/07/2026	500,000	110.4772	55,238,600.00
Total	2,504,354	107.4083	268,988,409.71
The share repurchases are a part of the share buyback program of up to SEK
15,000,000,000 which Ericsson announced on April 16, 2026 and which runs between April
23, 2026 and March 31, 2027, at the latest. The Board of Directors intends to propose to the
2027 Annual General Meeting that the repurchased shares, other than those used to fulfil
Ericsson's obligations under its share-related incentive programs, are cancelled.
The share buyback program is executed in accordance with the Regulation (EU) No
596/2014 of the European Parliament and of the Council on market abuse ("MAR") and the
Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing MAR
("the Safe Harbour Regulation").
All acquisitions have been carried out on Nasdaq Stockholm by Goldman Sachs Bank
Europe SE on behalf of Ericsson. A full breakdown of the transactions is attached to this announcement.
Following the repurchases above, Ericsson's holding of treasury stock amounts to
69,603,312 Class B shares. There are in total 3,371,351,735 shares in Ericsson,
261,755,983 shares of Class A and 3,109,595,752 shares of Class B.

PRESS RELEASE July 13, 2026

NOTES TO EDITORS:
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Phone: +46 70 267 27 30
E-mail: alan.ganson@ericsson.com
Media
Ralf Bagner, Head of Media Relations
Phone: +46 76 128 47 89
E-mail: ralf.bagner@ericsson.com
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